UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

PFENEX INC.

(Name of Subject Company)

PFENEX INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

717071104

(CUSIP Number of Class of Securities)

Evert B. Schimmelpennink

Chief Executive Officer

Pfenex Inc.

10790 Roselle Street

San Diego, CA 92121

(858) 352-4400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Dan Koeppen Zachary Myers Wilson Sonsini Goodrich & Rosati, Professional Corporation 12235 El Camino Real San Diego, California 92130 (858) 350-2300	Ethan Lutske Wilson Sonsini Goodrich & Rosati, Professional Corporation One Market Plaza Spear Tower, Suite 3300 San Francisco, California 94105 (415) 947-2000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement of Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Pfenex Inc., a Delaware corporation (“Pfenex” or the “Company”), with the United States Securities Exchange Commission (the “SEC”) on August 31, 2020, relating to the tender offer (the “Offer”) by Pelican Acquisition Sub, Inc., a Delaware corporation (“Acquisition Sub”) and a wholly owned subsidiary of Ligand Pharmaceuticals Incorporated, a Delaware corporation (“Ligand”), to purchase all of the outstanding shares of common stock of Pfenex, par value $0.001 per share (the “Shares”), for a purchase price of (i) $12.00 per Share, in cash (the “Cash Portion”), and (ii) a non-transferrable contractual contingent value right per Share (a “CVR”), pursuant to the Contingent Value Rights Agreement (as it may be amended from time to time, the “CVR Agreement”), to receive a contingent payment of $2.00 in cash upon the achievement of a specified milestone as set forth in the CVR Agreement (the “CVR Portion, and together with the Cash Portion, the “Offer Price”), without interest, subject to any required tax withholding and upon the terms and subject to the conditions set forth in Acquisition Sub’s Offer to Purchase, dated August 31, 2020 (the “Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”), which, together with the Offer to Purchase and other related materials, as each may be amended, supplemented, or otherwise modified from time to time in accordance with the Agreement and Plan of Merger, dated as of August 10, 2020, by and among Ligand, Acquisition Sub, and Pfenex (the “Merger Agreement”), constitute the “Offer.” The Offer is described in the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Ligand and Acquisition Sub filed with the SEC on August 31, 2020. The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9 and are incorporated herein by reference.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

Item 8 of the Schedule 14D-9 is hereby amended as follows:

Item 8. Additional Information.

Following the section entitled “Item 8. Additional Information—Legal Proceedings” and before the section entitled “Item 8. Additional Information—Cautionary Statement Regarding Forward-Looking Statements” a new section is added as follows:

Expiration of the Offer.

At midnight, New York City time, on September 29, 2020, the Offer expired. Ligand, Acquisition Sub and Pfenex were advised by the depositary agent for the Offer, that as of the expiration of the Offer, a total of 24,744,327 Shares (not including 2,847,227 Shares tendered by notice of guaranteed delivery for which Shares have not yet been delivered in satisfaction of such guarantee), representing approximately 72% of the Company’s then-outstanding Shares, had been validly tendered (and not validly withdrawn) pursuant to the Offer. The number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the minimum tender condition set forth in the Merger Agreement, and all other conditions to the Offer were satisfied or waived. Immediately after the expiration of the Offer, Acquisition Sub irrevocably accepted for payment all Shares that were validly tendered and not validly withdrawn prior to the expiration of the Offer and will promptly pay for all such Shares.

As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Acquisition Sub owns a number of Shares that is greater than the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of Pfenex. Accordingly, pursuant to the Merger Agreement, Acquisition Sub will complete the acquisition of Pfenex through the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. At the Effective Time and as a result of the Merger, each Share issued and outstanding immediately prior to such time will be automatically converted into the right to receive the Offer Price.

Following the consummation of the Merger, the Shares will be delisted and will cease to trade on the NYSE American. Pursuant to the terms of the Merger Agreement, Pfenex and Ligand will take steps to cause the Shares to be deregistered under the Exchange Act as promptly as practicable.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

(a)(5)(K)	Press release issued by Ligand Pharmaceuticals Incorporated announcing the expiration and results of the offer on September 30, 2020 (incorporated by reference to Exhibit (a)(5)(xi) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

PFENEX INC.

By:	/s/ Evert B. Schimmelpennink
Name: Evert B. Schimmelpennink
Title: Chief Executive Officer & President

Dated: September 30, 2020